  EXHIBIT 99.1

BETTERLIFE PHARMA INC.

Consolidated Financial Statements

Years ended January 31, 2025 and 2024

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BetterLife Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BetterLife Pharma Inc. (the “Company") as of January 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, shareholders’ deficit, and cash flows for each of the years in the three-year period ended January 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended January 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not earned any revenue, incurred negative cash flows from operations, has current liabilities exceeding its current assets and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

MNP LLP
1021 West Hastings St, Suite 2200, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

2

Going Concern Assessment

Critical Audit Matter Description

As described in note 1 to the consolidated financial statements, the consolidated financial statements of the Company are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. As at January 31, 2025, the Company has not earned any revenue, incurred negative cash flows from operations, has current liabilities exceeding its current assets, has an accumulated deficit and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its initial business plan and ultimately to attain profitable operations. Accordingly, the Company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the end of the audit report date. Management intends to continue to fund its business by way of debt and equity issuances as may be required, in order to satisfy the Company’s obligations as they come due for at least one year from the audit report date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern. This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s available capital and the risk of bias in management’s judgments and assumptions in their determination.

Audit Response

We responded to this matter by performing procedures over management’s assessment of the Company’s ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

•	We enquired of Company’s management and assessed Company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

•	We assessed the reasonableness of 12-month cash flow forecast prepared by management.

•	We evaluated management's plans for future actions and whether the outcome of these plans is likely to improve the situation and whether these plans are feasible.

•	We assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management, and

•	We assessed whether the Company’s determination that there is substantial doubt about its ability to continue as a going concern was adequately disclosed in the consolidated financial statements.

Chartered Professional Accountants

Vancouver, Canada

May 29, 2025 We have served as the Company’s auditor since 2019. PCAOB ID: 1930

1021 West Hastings St, Suite 2200, Vancouver, BC, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

3

BETTERLIFE PHARMA INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	January 31, 2025 $	January 31, 2024 $
Assets

Current assets
Cash	8,180	37,384
Accounts receivable	11,644	39,536
Prepaids and other current assets	205,139	247,826

Total assets	224,963	324,746

Liabilities and Shareholders’ Deficit

Current liabilities
Accounts payable and accrued liabilities	4,495,327	4,976,823
Due to related parties (Note 14)	1,476,700	1,295,199
Financial guarantee liability (Note 16(c))	382,428	550,392
Convertible debentures (Note 6)	820,553	245,234
Loans payable (Note 7)	50,052	-
Warrant liabilities (Notes 9(a) and 9(b))	312,936	279,500

Total current liabilities	7,537,997	7,347,148

Non-current liabilities
Financial guarantee liability (Note 16(c))	-	590,870
Loans payable (Note 7)	49,115	82,495

Total liabilities	7,587,112	8,020,513

Deficit
Common shares (Note 8)	79,965,358	78,459,590
Common shares issuable (Note 8(f))	43,100	-
Reserves (Note 11)	27,714,189	25,581,211
Accumulated other comprehensive income	195,825	226,391
Accumulated deficit	(118,596,001)	(115,075,713)

Deficit attributable to shareholders	(10,677,529)	(10,808,521)
Non-controlling interests (Note 12)	3,315,380	3,112,754

Total deficit	(7,362,149)	(7,695,767)

Total liabilities and deficit	224,963	324,746

Nature of operations and going concern (Note 1), commitments and contingencies (Note 16) and events after the reporting date (Note 21)

Approved on behalf of the Board of Directors

“Robert Metcalfe”	Director

Ralph Anthony Pullen”	Director

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2025 $	January 31, 2024 $	January 31, 2023 $

Expenses
Consulting fees	1,122,455	399,810	3,529,884
Depreciation (Note 4)	-	-	18,435
Foreign exchange loss	275,182	30,352	203,212
General and administrative	260,500	271,731	280,467
Professional fees	499,307	526,503	895,379
Promotion and marketing	-	-	123,219
Research and development	424,337	570,947	2,677,286
Wages, salaries and employment expenses	2,418,332	1,440,898	1,732,771

Total expenses	5,000,113	3,240,241	9,460,653

Loss from operations	(5,000,113)	(3,240,241)	(9,460,653)

Other income (expenses)
Accretion expense (Notes 6 and 7)	(154,387)	(5,353)	(55,687)
Changes in fair values of warrant liabilities (Notes 9(a) and 9(b))	(33,436)	(137,764)	5,362
Financial guarantee recovery (expense) (Note 16(c))	758,834	(34,050)	(23,917)
Gain on extinguishment/forgiveness of debts (Note 14)	110,219	469,129	-
Interest expense	(165,087)	(45,544)	(11,491)
Loss on debt modifications (Note 6)	-	-	(197,205)
Other	9	(945)	18,136
Penalties recovery (expense)	305,437	(33,742)	94,973
Settlements and legal provisions, net (Notes 14, 16(a) and 16(d))	556,640	130,000	257,710

Total other income	1,378,229	341,731	87,881

Net loss for the year	(3,621,884)	(2,898,510)	(9,372,772)

Other comprehensive loss to be reclassified to profit and loss subsequently
Foreign currency translation adjustment of foreign operations	(30,584)	(4,941)	(17,990)

Comprehensive loss for the year	(3,652,468)	(2,903,451)	(9,390,762)

Net loss attributable to:
Company’s shareholders	(3,520,288)	(2,889,032)	(9,016,201)
Non-controlling interests (Note 12)	(101,596)	(9,478)	(356,571)

	(3,621,884)	(2,898,510)	(9,372,772)

Comprehensive loss attributable to:
Company’s shareholders	(3,550,856)	(2,957,017)	(9,034,664)
Non-controlling interests (Note 12)	(101,612)	53,566	(356,098)

	(3,652,468)	(2,903,451)	(9,390,762)
Net loss per share, basic and diluted	(0.03)	(0.03)	(0.10)

Weighted average shares outstanding, basic and diluted	123,865,739	109,285,957	86,560,760

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Consolidated Statements of Shareholders’ Deficit

(Expressed in Canadian dollars, except share numbers)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency		Total Shareholders’	Non- Controlling
	Shares #	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Deficit $	Interests $	Total $

Balance – January 31, 2022	85,241,238	75,384,509	-	23,655,647	249,466	(103,170,480)	(3,880,858)	-	(3,880,858)
Common shares issued for services (Note 8(l))	162,500	46,587	-	(16,850)	-	-	29,737	-	29,737
Common shares issued for cash (Note 8(n))	3,160,000	647,166	-	-	-	-	647,166	160,438	807,604
Subscriptions received (Notes 8(o) and 12)	-	-	74,000	-	-	-	74,000	428,576	502,576
Common shares issued for conversion of debenture (Notes 6(a) and 8(m))	1,540,135	493,253	-	(205,125)	-	-	288,128	-	288,128
Debt modification (Note 6(a))	-	-	-	197,205	-	-	197,205	-	197,205
Share-based payments (Notes 11(c) and 14)	-	-	-	951,065	-	-	951,065	-	951,065
Foreign currency translation adjustment of foreign operations	-	-	-	-	(18,463)	-	(18,463)	473	(17,990)
Net loss	-	-	-	-	-	(9,016,201)	(9,016,201)	(356,571)	(9,372,772)
Reduction of controlling interest without change in control (Note 12)	-	-	-	-	-	-	-	2,961,835	2,961,835

Balance – January 31, 2023	90,103,873	76,571,515	74,000	24,581,942	231,003	(112,186,681)	(10,728,221)	3,194,751	(7,533,470)
Common shares issued for cash (Notes 8(g), 8(h), 8(i), 8(j) and 8(k))	25,721,429	1,888,075	(74,000)	438,621	-	-	2,252,696	(72,190)	2,180,506
Equity component of convertible debentures (Note 6)	-	-	-	60,385	-	-	60,385	-	60,385
Share-based payments (Notes 11(c) and 14)	-	-	-	500,263	-	-	500,263	-	500,263
Foreign currency translation adjustment of foreign operations	-	-	-	-	(4,612)	-	(4,612)	(329)	(4,941)
Net loss	-	-	-	-	-	(2,889,032)	(2,889,032)	(9,478)	(2,898,510)

Balance – January 31, 2024	115,825,302	78,459,590	-	25,581,211	226,391	(115,075,713)	(10,808,521)	3,112,754	(7,695,767)
Common shares issued for cash (Notes 8(c), 8(d) and 14)	7,050,000	705,000	-	-	-	-	705,000	-	705,000
Subscriptions received (Notes 8(f) and 12)	-	-	43,100	-	-	-	43,100	20,240	63,340
Settlement of accounts payable and due to related parties (Notes 8(a), 12 and 14)	218,750	19,688	-	-	-	-	19,688	284,000	303,688
Equity component of convertible debentures (Note 6)	-	-	-	292,219	-	-	292,219	-	292,219
Deferred tax on equity component of convertible debentures	-	78,900	-	(78,900)	-	-	-	-	-
Warrants granted as issue costs for convertible debentures (Notes 6(c), 6(d) and 6(f))	-	-	-	14,606	-	-	14,606	-	14,606
Common shares issued for conversion of debentures (Notes 6(b), 6(c), 6(d), 6(f), 8(b) and 14)	6,669,041	702,180	-	(144,872)	-	-	557,308	-	557,308
Common shares returned and cancelled (Note 8(e))	(189,708)	-	-	-	-	-	-	-	-
Share-based payments (Notes 11(b), 11(c) and 14)	-	-	-	2,049,925	-	-	2,049,925	-	2,049,925
Foreign currency translation adjustment of foreign operations	-	-	-	-	(30,566)	-	(30,566)	(18)	(30,584)
Net loss	-	-	-	-	-	(3,520,288)	(3,520,288)	(101,596)	(3,621,884)

Balance – January 31, 2025	129,573,385	79,965,358	43,100	27,714,189	195,825	(118,596,001)	(10,677,529)	3,315,380	(7,362,149)

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2025 $	January 31, 2024 $	January 31, 2023 $
Operating activities

Net loss	(3,621,884)	(2,898,510)	(9,372,772)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense (Notes 6 and 7)	154,387	5,353	55,687
Changes in fair values of warrant liabilities (Notes 9(a) and 9(b))	33,436	137,764	(5,362)
Common shares issued for services	-	-	29,737
Common shares of MedMelior issued for services (Note 12)	-	-	2,961,835
Depreciation (Note 4)	-	-	18,435
Financial guarantee liability (Note 16(c))	(758,834)	34,050	23,917
Foreign exchange loss	275,182	26,190	203,212
Gain on extinguishment/forgiveness of debts (Note 14)	(110,219)	(469,129)	-
Interest expense	65,465	-	-
Loss on debt modification (Note 6)	-	-	197,205
Penalties recovery	(305,437)	-	-
Settlements and legal provisions, net (Note 16(a))	(556,640)	(130,000)	-
Share-based payments (Notes 11(b), 11(c), 11(d) and 14)	2,049,925	500,263	951,065
Changes in working capital accounts:
Amounts receivable	27,911	(22,350)	310,007
Prepaids and other current assets	42,688	(198,603)	595,198
Accounts payable and accrued liabilities	108,830	(701,563)	2,212,993
Due to related parties	573,438	1,244,125	475,337
Income tax payable	-	-	(160,006)
Net cash used in operating activities	(2,021,752)	(2,472,410)	(1,503,512)

Financing activities
Proceeds from issuance of common shares and warrants, net (Note 8)	705,000	2,201,543	647,166
Proceeds from issuance of common shares and warrants by MedMelior (Note 12)	-	-	186,147
Proceeds from subscriptions received (Notes 8(f), 8(o) and 14)	43,100	-	74,000
Proceeds from subscriptions received by MedMelior (Note 12)	20,240	-	428,576
Proceeds from convertible debenture, net (Note 6)	1,224,200	300,000	-
Net cash provided by financing activities	1,992,540	2,501,543	1,335,889

Effects of exchange rate changes on cash	8	(56)	2,417
Net change in cash	(29,204)	29,077	(165,206)
Cash – beginning of year	37,384	8,307	173,513
Cash – end of year	8,180	37,384	8,307

Supplemental cash flow disclosures (Note 13)

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

1. Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”.  The Company is a biopharmaceutical company engaged in the development of patented pharmaceuticals.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

As at January 31, 2025, the Company has not earned any revenue and has an accumulated deficit of $118,596,001 (January 31, 2024 - $115,075,713).  During the year ended January 31, 2025, the Company incurred a net loss of $3,621,884 (2024 - $2,898,510; 2023 - $9,372,772) and negative cash flows from operating activities of $2,021,752 (2024 - $2,472,410; 2023 - $1,503,512).  As at January 31, 2025, the Company’s current liabilities exceeded its current assets by $7,313,034 (January 31, 2024 - $7,022,402).

To date, the Company has funded operations through equity offerings and debt financings.  As the Company is pre-commercialization and has limited liquidity, it is exploring alternatives to address its limited liquidity, including potential merger or business combinations in addition to equity and debt financings.  There can be no assurances that any of the explored alternatives would be successful.

The continued operations and future viability of the Company are dependent on the ability:

•	To raise cash flows from financing activities to cover operating losses and liabilities as they come due;
•	To negotiate flexible payment terms with suppliers; and
•	To cut costs to achieve its plans.

Management intends to continue to pursue additional financing through issuances of equity or debentures.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of accounting policies applicable to a going concern.  These consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue its operations.  Such adjustments could be material.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2. Material Accounting Policies

(a)	Basis of Compliance

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 29, 2025.

(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and are presented in Canadian dollars.

(c)	Basis of Consolidation

Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company.  Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc.	Parent	Canada
MedMelior Inc.	91%	Canada
Blife Therapeutics Inc.	100%	Canada
Altum S1M US Corp. (dissolved July 2022)	91%(1)	U.S.A.
BetterLife Pharma US Inc. (dissolved April 2024)	100%	U.S.A.
Thrudermic, LLC (dissolved June 2022)	100%	U.S.A.
Altum Pharma (Australia) Pty Ltd.	91%(1)	Australia
Altum Pharmaceuticals (HK) Limited	91%(1)	Hong Kong

(1)	Wholly-owned subsidiaries of MedMelior Inc.

Non-controlling interests

Non-controlling interests (“NCI”) represents the non-controlling shareholders’ portion of the net assets and net loss of MedMelior Inc. and its wholly-owned subsidiaries. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Research and development

Judgement is used to determine if expenditures for research and development will generate probable future economic benefits for capitalization. If an entity cannot demonstrate that probable future economic benefits can be generated, such expenditures are expensed.

Impairment of non-financial assets

Equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment of the existence of impairment indicators or indicators for subsequent reversals of impairment, which is performed at least annually, is based on various internal and external factors and involves management’s judgment.  Indefinite life intangible assets, including goodwill, are tested for impairment annually. For the purposes of determining the recoverable amount, assets are aggregated into cash generating units (“CGUs”) based on an assessment of the lowest level which there are separately identifiable cash inflows. The determination of individual CGUs is based on management’s judgement regarding shared infrastructure, geographical proximity and similar exposure to market risk. The recoverable amount is the greater of an asset’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable amount.

Accounts payables, provisions and contingent liabilities

Judgment is required in estimating interest and penalties on the Company’s aged accounts payables.  Judgement is used to estimate consideration required to settle present legal obligations and takes into account the risks and uncertainties surrounding the obligation and probability of future losses.

Convertible debentures

The fair value of convertible debentures requires judgement on market interest rates used to discount convertible debentures.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

10

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

Determination of share-based payments

The estimation of share-based payments, including warrants, stock options and performance stock units (“PSUs”), requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the forfeiture rate, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

The Company is required to exercise judgment on settlement of PSUs in common shares or in cash, which impacts classification and valuation of PSUs issued.

Judgement is also used to estimate share-based payments for common shares issued by MedMelior, a private entity, for services and takes into account the fair value of services received or, if fair value of services received cannot be reliably estimated, the fair value of common shares.

Proceeds from issuance of units

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance, then to warrants (if applicable) according to the residual value.

Going concern

In light of the Company’s limited liquidity, the Company is required to consider its ability to continue as a going concern which requires the exercise of significant judgement.  In making this assessment, the Company prepared a cash flow forecast and considered the liquidity requirements over the next 12 months.  This forecast contains a number of significant assumptions that are subject to material uncertainty.  Despite this material uncertainty, the Company concludes that it is appropriate to continue to adopt the going concern basis of accounting as the Company is confident, based on its financing history, debt settlements in the subsequent period, as well as additional planned measures, that sufficient funds will be forthcoming.  Accordingly, management has prepared these consolidated financial statements on a going concern basis.

(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior Inc. and Blife Therapeutics Inc., is the Canadian dollar.  The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc. and Thrudermic, LLC, is the U.S. dollar.  The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date.  The resulting exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date.  The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period.  All resulting exchange differences are recorded as other comprehensive loss and accumulated in a separate component of shareholders’ equity or deficit, described as foreign currency translation adjustment.

(f)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s accounts receivable, excluding tax receivables, are classified in this category.

• Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI.  The Company’s cash is classified in this category.

12

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, financial guarantee liability, convertible debentures and loans payable are measured at amortized cost.  The Company’s warrant liabilities are measured at FVTPL.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.  Financials assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.  Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

(g)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise of convertible debentures that can be converted into common shares and share purchase warrants at the option of the holder, when the number of common shares and share purchase warrants are fixed and do not vary with changes in fair value.

The liability component of compound financial instruments is initially recognized at the fair value of a similar liability that does not have an equity conversion option.  The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method.  The equity component of a compound financial instrument is not remeasured.

13

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

Interest related to the financial liability is recognized in the consolidated statements of loss and comprehensive loss.  On conversion, the financial liability, along with the equity component recognized initially, is reclassified to equity and no gain or loss is recognized.

(h)	Cash and Cash Equivalents

Cash in the consolidated statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash.  At January 31, 2025 and 2024, the Company had no cash equivalents.

(i)	Provisions and Contingent Liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that an outflow of economic resources will be required, or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements where material.  When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognized as a provision.

(j)	Equity

Common shares

Common shares represent the amount received on the issue of common shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If common shares are issued when stock options and warrants are exercised, share capital will comprise of the compensation costs previously recorded as reserves. In addition, if common shares are issued as consideration for the acquisition of a form of non-monetary assets, they are measured at their fair value according to the quoted price on the date of issuance.

Unit placements

Proceeds from unit placements are allocated between common shares and share purchase warrants issued using the residual method. Proceeds are first allocated to common shares according to the quoted price of existing common shares at the time of issuance and any residual in the proceeds is allocated to warrants.  If the warrant is exercised, the value attributed to the warrant is transferred to share capital.

14

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Other elements of equity

Reserves include charges related to stock options, compensation options and share purchase warrants until such stock options and share purchase warrants are exercised.

(k)	Share-based Payments

The Company grants share purchase options, restricted stock units (“RSUs”), PSUs and deferred share units (“DSUs”) under its Long-term Incentive Plan described in Note 11 to employees, consultants, directors and others providing similar services.

The fair value of share purchase options granted is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period.  Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value based on the fair value of the share purchase options granted.

The fair values of RSUs, PSUs and DSUs granted are measured at grant dates share prices and the expense is allocated over the vesting period based on the best available estimate of the number of RSUs, PSUs and DSUs expected to vest. Non-market vesting conditions are included in assumptions about the number of RSUs, PSUs and DSUs that are expected to be issued or paid. Estimates are subsequently revised if there is any indication that the number of RSUs, PSUs or DSUs expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if the number of RSUs, PSUs or DSUs that are ultimately issued or paid are different to that estimated on vesting.  The accumulated charges related to RSUs, PSUs and DSUs recorded in reserves are transferred to common shares on issuance of common shares in payment of vested RSUs, PSUs and DSUs.

(l)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.  Gains and losses on translation of foreign subsidiaries are initially recognized in other comprehensive income or loss.  Accumulated other comprehensive income or loss on translation of foreign subsidiaries are reclassified from equity to deficit on disposal of the subsidiary.

15

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

(m)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.  For the years ended January 31, 2025, 2024 and 2023, basic net loss per share equals diluted net loss per share as the Company incurred net losses during these years and the Company’s stock options and warrants were anti-dilutive.

(n)	Taxes

Tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control and may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(p)	Segment Reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

16

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

The Company has determined that it has only one operating segment: Development and commercialization of patented pharmaceuticals.

3. New Accounting Pronouncements

The following new accounting standards and interpretations will be adopted by the Company subsequent to January 31, 2025.

(a)	IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. IFRS 18 will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The new standard is required to be adopted retroactively, with certain transition provisions. The Company is evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

(b)	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, to provide further guidance on the timing of recognition and derecognition of financial instruments at settlement date, except for regular way purchases or sales of financial assets, and certain financial liabilities meeting conditions for a new exception which permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. Additional guidance was also provided on assessing whether a financial asset meets the solely payments of principal and interest criterion, and issued new disclosure requirements. This amendment is effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact of the standard on the Company's consolidated financial statements.

The following new accounting standards and interpretations were adopted by the Company at February 1, 2024.

(c)	IAS 1 – Presentation of Financial Statements

IAS 1 has been amended to modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances.  Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2024.  The amendments resulted in a classification of convertible debentures and warrant liabilities as current liabilities as at January 31, 2025 and 2024.

17

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

4. Equipment

Cost	Equipment $

Balance, January 31, 2025, 2024, 2023 and 2022	44,553

Accumulated Depreciation	Equipment $

Balance, January 31, 2022	26,118
Depreciation	18,435

Balance, January 31, 2025, 2024 and 2023	44,553

Net book value, January 31, 2025	-
Net book value, January 31, 2024	-
Net book value, January 31, 2023	-

5. Intangible Assets

The Company is currently developing several drug candidates and holds a portfolio of patents related to them. The relevant intangible assets have been fully impaired in prior years and currently are recorded at carrying values of $nil.

6. Convertible Debentures

Convertible Debentures $

Balance, January 31, 2022	237,880
Debt modification (Note 6(a))	197,205
Accretion and interest	50,247
Conversion to common shares (Notes 6(a) and 8(m))	(485,332)

Balance, January 31, 2023	-
Proceeds from issuances of convertible debentures (Notes 6(b) and 14)	300,000
Transfer of conversion component to equity	(60,385)
Accretion and interest	5,619

Balance, January 31, 2024	245,234
Proceeds from issuances of convertible debentures (Notes 6(c), 6(d), 6(e), 6(f) and 14)	1,243,000
Transfer of conversion component to equity	(292,219)
Transaction costs (Notes 6(c), 6(d) and 6(f))	(33,406)
Accretion and interest	239,553
Interest payments	(26,526)
Conversion (Notes 6(b), 6(c), 6(d), 6(f), 8(b) and 14)	(555,083)
Balance, January 31, 2025	820,553

18

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

6. Convertible Debentures (continued)

(a)

On October 31, 2022, the conversion price on an unsecured convertible debenture issued on September 4, 2020 that had a remaining outstanding principal balance of $250,000, bore interest at 8% per annum and matured on May 3, 2023, was amended from $1.15 to $0.20 per common share. A loss on debt modification of $197,205 was recorded. On the same date, principal amount and accrued interest of convertible debenture totaling $308,028 was converted into 1,540,135 common shares (Note 8(m)) at a conversion price of $0.20.

(b)

On December 31, 2023, the Company issued unsecured convertible debentures for $300,000 (Note 14). The debentures bear interest at 10% per annum, have a maturity date of June 30, 2025 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on December 31, 2025. The effective interest rate had been determined to be 15.1% per annum.

During the year ended January 31, 2025, principal and accrued interest of $300,000 and $3,534, respectively, were converted into a total of 3,035,342 common shares and 3,035,342 share purchase warrants of the Company (Note 14).  Carrying value of $263,498 of convertible debentures were allocated to common shares (Note 8(b)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 9(c)).

(c)

On February 29, 2024, the Company issued unsecured convertible debentures for $65,000. The debentures bear interest at 10% per annum, have maturity date of February 28, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on August 31, 2026. The effective interest rate had been determined to be 13.6% per annum.

Transaction costs totaling $8,955 consisted of the following: 78,000 brokers’ warrants (Note 9(c)) with fair value of $3,755 and brokers’ fee of $5,200.  Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on February 28, 2026.  The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

During the year ended January 31, 2025, principal of $35,000 was converted into 350,000 common shares and 350,000 share purchase warrants of the Company (Note 8(b)).  Carrying value of $28,077 of convertible debentures were allocated to common shares (Note 8(b)).  The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 9(c)).

(d)

On March 28, 2024, the Company issued unsecured convertible debentures for $780,000 (Note 14). The debentures bear interest at 10% per annum, have maturity date of March 27, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on September 27, 2026. The effective interest rate had been determined to be 13.4% per annum.

19

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

6. Convertible Debentures (continued)

Transaction costs totaling $19,906 consisted of the following: 168,000 brokers’ warrants (Note 9(c)) with fair value of $8,706 and brokers’ fee of $11,200.  Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on March 27, 2026.  The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

During the year ended January 31, 2025, principal and accrued interest of $295,000 and $3,370, respectively, were converted into a total of 2,983,699 common shares and 2,983,699 share purchase warrants of the Company (Note 14).  Carrying value of $241,174 of convertible debentures were allocated to common shares (Note 8(b)).  The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 9(c)).

(e)

On April 2, 2024, the Company issued unsecured convertible debentures for $368,000. The debentures bear interest at 10% per annum, have maturity date of April 1, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 1, 2026. The effective interest rate had been determined to be 13.6% per annum.

(f)

On April 30, 2024, the Company issued unsecured convertible debentures for $30,000. The debentures bear interest at 10% per annum, have maturity date of April 29, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 29, 2026. The effective interest rate has been determined to be 13.5% per annum.

Transaction costs totaling $4,545 consisted of the following: 36,000 brokers’ warrants (Note 9(c)) with fair value of $2,145 and brokers’ fee of $2,400.  Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on April 29, 2026.  The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

During the year ended January 31, 2025, principal of $30,000 was converted into 300,000 common shares and 300,000 share purchase warrants of the Company.  Carrying value of $24,559 of convertible debentures were allocated to common shares (Note 8(b)).  The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 9(c)).

The convertible debentures contained no financial covenants.  The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features at initial recognition.  Accretion for the year ended January 31, 2025 was $138,438 (2024 - $3,071; 2023 - $5,834).  As at January 31, 2025, accrued interest of $74,589 (January 31, 2024 - $2,548) was included in convertible debentures.

20

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

7. Loans Payable

Loans Payable $

Balance, January 31, 2022	74,559
Accretion	5,441

Balance, January 31, 2023	80,000
Accretion and interest	2,495

Balance, January 31, 2024	82,495
Interest payment	(5,293)
Accretion and interest	21,966

Balance, January 31, 2025	99,168

Current, January 31, 2025	50,052
Non-current, January 31, 2025	49,115

Balance, January 31, 2025	99,168

In February 2021, the Company and its subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 (amended to January 18, 2024) and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2026 (amended from December 31, 2025) and interest rate of 5% per annum during the extended term.

Accretion for the year ended January 31, 2025 was $15,949 (2024 - $2,281; 2023 - $5,441).  As at January 31, 2025, accrued interest of $937 (January 31, 2024 - $214) was included in loans payable.

8. Common Shares

Authorized: Unlimited number of common shares without par value

During the year ended January 31, 2025:

(a)	On April 2, 2024, the Company issued 218,750 common shares with a fair value of $19,688 to a third party for settlement of accounts payable.

(b)	The Company issued units pursuant to conversion of convertible debentures at conversion price of $0.10 as follows (Notes 6(b), 6(c), 6(d), 6(f) and 14):

	Allocated To		Number of
Issuance Dates of Convertible Debentures	Common Shares $	Warrants $	Common Shares Issued	Warrants

December 31, 2023	323,883	-	3,035,342	3,035,342
February 29, 2024	36,394	-	350,000	350,000
March 28, 2024	310,296	-	2,983,699	2,983,699
April 30, 2024	31,607	-	300,000	300,000

	702,180	-	6,669,041	6,669,041

21

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

8. Common Shares (continued)

(c)

On June 14, 2024, the Company closed on a non-brokered private placement and issued 5,300,000 units at price of $0.10 per unit for gross proceeds of $530,000 (Note 14). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.13 and expiring on June 13, 2026. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 9(c)).

(d)

On July 2, 2024, the Company closed on a non-brokered private placement and issued 1,750,000 units at price of $0.10 per unit for gross proceeds of $175,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.13 and expiring on July 1, 2026. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 9(c)).

(e)	On October 4, 2024, 189,708 common shares were returned to the Company and cancelled.

(f)	The Company received subscription proceeds totaling $43,100.

During the year ended January 31, 2024:

(g)

On March 14, 2023, the Company closed on a brokered private placement and issued 15,000,000 units at price of $0.10 per unit for gross proceeds of $1,500,000 (Note 14). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $225,000 allocated to warrants (Note 9(c)).

Share issue costs totaling $228,972 consisted of the following: 840,000 brokers’ warrants with fair value of $39,972, brokers’ fee of $84,000 and other transaction costs of $105,000.  Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expiring on March 14, 2025.  The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants (Note 9(c)).

(h)

On March 14, 2023, the Company closed on a non-brokered private placement and issued 3,571,429 units at price of US$0.07 per unit for gross proceeds of $357,143 (US$250,000). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of US$0.11 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $48,846 allocated to warrants (Note 9(a)).

(i)

On July 10, 2023, the Company closed on a non-brokered private placement and issued 2,200,000 units at price of $0.10 per unit for gross proceeds of $220,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on July 9, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,000 allocated to warrants (Note 9(c)).

22

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

8. Common Shares (continued)

(j)

On August 31, 2023, the Company closed on a non-brokered private placement and issued 2,950,000 units at price of $0.10 per unit for gross proceeds of $295,000 (Note 14). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 and expiring on August 30, 2025. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,250 allocated to warrants (Note 9(c)).

Share issue costs totaling $12,999 consisted of the following: 114,000 brokers’ warrants with fair value of $5,399 and brokers’ fee of $7,600.  Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expiring on August 30, 2025.  The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants (Note 9(c)).

(k)

On December 15, 2023, the Company closed on a non-brokered private placement and issued 2,000,000 units at price of $0.10 per unit for gross proceeds of $200,000 (Note 14). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 and expiring on December 14, 2025. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $80,000 allocated to warrants (Note 9(c)).

During the year ended January 31, 2023:

(l)

The Company issued 10,000 common shares, with fair value totaling $16,850, to a third party pursuant to vesting of restricted stock units (Note 11(a)) and 152,500 common shares, with fair value of $29,737 to a third party for services rendered.

(m)	In October 2022, the Company issued 1,540,135 common shares pursuant to the conversion of principal and accrued interest of convertible debenture (Note 6(a)).

(n)

In October and December 2022, the Company issued, pursuant to a non-brokered private placement, 3,160,000 common shares at price of $0.20 (US$0.15) per share for gross proceeds of $647,166 (US$474,000).

(o)	The Company received subscription proceeds totaling $74,000 from its Chief Executive Officer (Note 14).

9. Share Purchase Warrants

(a)	Warrant liabilities

At January 31, 2025, the Company has 3,571,429 share purchase warrants with exercise prices denominated in US dollars (January 31, 2024 – 3,571,429).  When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the consolidated statements of loss and comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

23

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

9. Share Purchase Warrants (continued)

The following table summarizes the continuity of liability-classified warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2022	252,595	1.44	0.51	353
Change in fair value	-	-	-	(353)
Expired	(252,595)	(1.44)	-	-
Balance, January 31, 2023	-	-	-	-
Granted (Note 8(h))	3,571,429	0.11	5.00	48,846
Change in fair value	-	-	-	176,247
Balance, January 31, 2024	3,571,429	0.11	4.12	225,093
Change in fair value	-	-	-	79,345
Balance, January 31, 2025	3,571,429	0.11	3.12	304,438

At January 31, 2025, the following liability-classified warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
3,571,429	0.11	March 14, 2028

The fair values of warrant liabilities at January 31, 2025 and 2024 were estimated using the Black-Scholes option pricing model with the following assumptions:

	January 31, 2025	January 31, 2024
Risk free interest rates	2.64%	3.50%
Volatilities	114%	152%
Fair values of common shares	US$0.089	US$0.056
Expected dividends	Nil%	Nil%
Expected lives	3.12 years	4.12 years
Exercise prices	US$0.11	US$0.11
Fair values of warrants	US$0.06	US$0.05

(b)	Warrant liabilities of MedMelior

At January 31, 2025, MedMelior has 221,333 share purchase warrants with exercise prices denominated in U.S. dollars (January 31, 2024 – 318,000).  When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the consolidated statements of loss and comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

24

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

9. Share Purchase Warrants (continued)

The following table summarizes the continuity of liability-classified warrants of MedMelior:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2022	-	-	-	-
Granted (Note 12)	96,667	1.25	2.00	25,709
Change in fair value	-	-	–	(5,009)
Balance, January 31, 2023	96,667	1.25	1.36	20,700
Granted (Note 12)	221,333	1.25	2.00	72,190
Change in fair value	-	-	-	(38,483)
Balance, January 31, 2024	318,000	1.25	1.02	54,407
Expired	(96,667)	(1.25)	-	-
Change in fair value	-	-	-	(45,909)
Balance, January 31, 2025	221,333	1.25	0.31	8,498

At January 31, 2025, the following liability-classified warrants of MedMelior were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
221,333	1.25	May 23, 2025

The fair values of warrant liabilities at January 31, 2025 and 2024 were determined using the Black-Scholes option pricing model, using the following assumptions:

	January 31, 2025	January 31, 2024
Risk free interest rates	2.89%	4.17%
Volatilities	101%	101%
Fair values of common shares	US$0.63	US$0.63
Expected dividends	Nil%	Nil%
Expected lives	0.31 years	0.36 to 1.31 years
Exercise prices	US$1.25	US$1.25
Fair values of warrants	US$0.03	US$0.03 to US$0.17

25

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

9. Share Purchase Warrants (continued)

(c)	Equity-classified warrants

The following table summarizes the continuity of equity-classified warrants:

	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)

Balance, January 31, 2022	31,259,127	0.59	2.14
Expired	(1,118,484)	(2.43)	-

Balance, January 31, 2023	30,140,643	0.52	1.21
Granted (Notes 8(g), 8(i), 8(j) and 8(k))	23,104,000	0.14	4.24
Expired	(438,095)	(0.70)	-

Balance, January 31, 2024	52,806,548	0.35	1.90
Granted (Notes 6(c), 6(d), 6(f), 8(b), 8(c) and 8(d))	14,001,041	0.12	1.93
Expired	(23,316,250)	(0.50)	-

Balance, January 31, 2025	43,491,339	0.20	1.89

At January 31, 2025, the following equity-classified warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

840,000	0.10	March 14, 2025
3,064,000	0.10	August 30, 2025
6,386,298	0.60	December 2, 2025(1)
2,000,000	0.10	December 14, 2025
3,035,342	0.10	December 31, 2025
78,000	0.10	February 28, 2026
168,000	0.10	March 27, 2026
36,000	0.10	April 29, 2026
5,300,000	0.13	June 13, 2026
1,750,000	0.13	July 1, 2026
350,000	0.10	August 31, 2026
2,983,699	0.10	September 27, 2026
300,000	0.10	October 29, 2026
15,000,000	0.15	March 14, 2028
2,200,000	0.15	July 9, 2028
43,491,339

(1)  Effective December 1, 2023, original expiry date of December 2, 2023 was amended to December 2, 2025.

During the years ended January 31, 2025 and 2024, the fair values of equity-classified warrants issued pursuant to conversion of convertible debentures (Note 6(b), 6(c), 6(d) and 6(f)) and to the Company’s financings (Notes 8(c), 8(d), 8(g), 8(i), 8(j) and 8(k)) were estimated using the residual method.

26

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

9. Share Purchase Warrants (continued)

Fair values of the following other equity-classified warrants issued during the years ended January 31, 2025 and 2024 were estimated using the Black-Scholes option pricing model with the following assumptions:

	January 31, 2025	January 31, 2024
Nature of warrants	Brokers’ warrants (Notes 6(c), 6(d) and 6(f))	Brokers’ warrants (Notes 8(g) and 8(j))
Dates of grant	February 29, March 28 and April 30, 2024	March 14 and August 31, 2023
Risk free interest rates	4.13% to 4.33%	3.72% and 4.64%
Volatilities	114% to 115%	114% and 112%
Fair values of common shares on grant dates	$0.085 to $0.10	$0.085
Expected dividends	Nil%	Nil%
Expected lives	Two (2) years	Two (2) years
Exercise prices	$0.10	$0.10
Fair values of warrants on grant dates	$0.05 to $0.06	$0.05

There were no equity-classified warrants issued during the year ended January 31, 2023.

10. Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding and exercisable, January 31, 2023 and 2022	2,486,803	0.42	1.23 / 2.23
Expired	(471,178)	(0.50)	-

Outstanding and exercisable, January 31, 2024	2,015,625	0.40	0.32
Expired	(2,015,625)	(0.40)	-

Outstanding and exercisable, January 31, 2025	-	-	-

11. Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares.  The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior. The exercise price of the stock options will be determined by MedMelior.

27

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

11. Long-term Incentive Plans (continued)

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2022	10,000
Common shares issued on vesting (Note 8(l))	(10,000)

Outstanding, January 31, 2025, 2024 and 2023	-

The fair value of share-based payment expense was determined using market value of the share price on grant date.  RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date.  During the year ended January 31, 2025, the Company did not recognize any share-based payments related to its RSUs (2024 - nil; 2023 - $2,661).

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2024, 2023 and 2022	25,000
Granted (Note 14)	6,000,000

Outstanding, January 31, 2025	6,025,000

At January 31, 2025, the following PSUs were outstanding:

Number of PSUs	Vesting Provisions

25,000	Vested on March 31, 2021
6,000,000	Volume weighted average common share price for five consecutive dates: $0.30 – 33.33%; $0.50 – 33.33%; $1.00 – 33.34%
6,025,000

For the year ended January 31, 2025, share-based payments related to PSUs totaled $47,810 (2024 - $nil; 2023 - $nil) and have been recorded in the Company’s consolidated statements of loss and comprehensive loss.

PSUs are settled by delivery of a notice of settlement by the PSU holder.  At January 31, 2025, 25,000 PSUs were vested but not yet settled (January 31, 2024 – 25,000).

28

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

11. Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

January 31, 2025
Date of grant	December 16, 2024
Risk free interest rate	2.96%
Volatilities	114%
Fair value of common shares on grant date	$0.11
Expected dividends	Nil%
Expected life	Three (3) years
Fair value of PSUs on grant date	$0.08

(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2022	2,410,000	0.76	1.98
Granted (Note 14)	3,920,000	0.17	3.00
Expired (Note 14)	(60,000)	(1.66)	-
Outstanding, January 31, 2023	6,270,000	0.38	1.93
Granted (Note 14)	6,045,000	0.07	3.00
Forfeited/expired (Note 14)	(2,100,000)	(0.60)	-
Outstanding, January 31, 2024	10,215,000	0.15	1.94
Granted (Note 14)	2,150,000	0.14	3.00
Expired	(20,000)	(0.16)	-
Outstanding, January 31, 2025	12,345,000	0.15	1.24

Additional information regarding share purchase options as of January 31, 2025, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

2,100,000	2,100,000	0.17	February 28, 2025	33.33% every six months
180,000	180,000	1.80	May 5, 2025	25% every six months
50,000	50,000	2.40	May 10, 2025	16.66% every six months
20,000	20,000	1.80	May 21, 2025	16.66% every six months
1,800,000	1,800,000	0.16	January 12, 2026	25% every six months
5,595,000	5,595,000	0.075	May 1, 2026	25% every six months
200,000	200,000	0.07	June 19, 2026	25% every six months
250,000	250,000	0.07	July 31, 2026	40% on grant date; 20% every two months thereafter
2,150,000	2,150,000	0.14	October 7, 2027	100% on grant date
12,345,000	12,345,000

29

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

11. Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

	January 31, 2025	January 31, 2024	January 31, 2023
Dates of grant or valuation	October 8, 2024	May 2, 2023 to January 31, 2024	March 1, 2022 to January 13, 2023
Risk free interest rates	3.03%	3.48% to 4.63%	1.39% to 3.87%
Volatilities	112%	109% to 144%	119% to 155%
Fair values of common shares on grant or valuation dates	$0.145	$0.065 to $0.08	$0.17 to $0.18
Expected dividends	Nil%	Nil%	Nil%
Expected lives	Three (3) years	1.95 years to three (3) years	Two (2) to three (3) years
Exercise prices	$0.14	$0.07 to $0.16	$0.16 to $0.17
Fair values of options on grant or valuation dates	$0.10	$0.04 to $0.17	$0.11 to $1.70

For the year ended January 31, 2025, share-based payments related to share purchase options totaled $301,860 (2024 - $444,023; 2023 - $476,554) and have been recorded in the Company’s consolidated statements of loss and comprehensive loss.  $95 of share-based payment expense has yet to be recognized and will be recognized in future periods.

(d)	Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2024, 2023 and 2022	1,100,000	0.10	0.91 / 1.91 / 2.91
Granted (Note 14)	2,200,000	0.10	1.50
Expired (Note 14)	(1,100,000)	(0.10)	-

Outstanding, January 31, 2025	2,200,000	0.10	0.73

Additional information regarding share purchase options of MedMelior as of January 31, 2025, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

2,200,000	2,200,000	0.10	October 24, 2025	100% on April 25, 2024

30

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

11. Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated on grant date during the year ended January 31, 2025 using the Black-Scholes option pricing model and the following assumptions:

January 31, 2025
Date of grant	April 25, 2024
Risk free interest rate	4.44%
Volatility	99%
Fair value of common shares on grant date	$0.86
Expected dividends	Nil%
Expected life	1.5 years
Exercise price	$0.10
Fair value of options on grant date	$0.77

For the year ended January 31, 2025, share-based payments related to share purchase options totaled $1,700,255 (2024 - $56,240; 2023 - $492,199) and have been recorded in the Company’s consolidated statements of loss and comprehensive loss.  There is no share-based payment expense that has yet to be recognized in future periods.

12. Non-controlling Interests

At January 31, 2025, 9.14% of MedMelior’s ownership interest is held by NCI (January 31, 2024 – 6.45%). The following is summarized financial information for MedMelior, before inter-company eliminations with other companies in the group.

	2025 $	2024 $

Current assets	34,157	58,118
Non-current assets	-	-
Current liabilities	(14,366,399)	(14,699,512)
Non-current liabilities	-	(91,187)

Net liabilities	(14,366,399)	(14,732,581)

Net liabilities attributable to NCI	(1,309,508)	(950,663)

	January 31, 2025 $	January 31, 2024 $	January 31, 2023 $

Revenue	-	-	-

Net loss	(1,604,168)	(193,317)	(6,278,228)
Other comprehensive income (loss)	1	(5,503)	1,186

Total comprehensive loss	(1,604,167)	(198,820)	(6,277,042)

Net loss attributable to NCI	(101,596)	(9,478)	(356,571)

Net comprehensive (loss) gain attributable to NCI	(18)	(329)	473

31

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

12. Non-controlling Interests (continued)

	January 31, 2025 $	January 31, 2024 $	January 31, 2023 $

Cash flows (used in) provided by operating activities	(2,046)	3,379	(650,077)
Cash flows provided by investing activities	-	-	-
Cash flows provided by financing activities	1,849	-	614,723
Effects of exchange rate changes on cash	1	(43)	(11)

Net (decrease) increase in cash	(196)	3,336	(36,232)

Dividends paid to NCI during the year	-	-	-

During the year ended January 31, 2025, MedMelior issued 1,893,333 common shares pursuant to the settlement of $284,000 of outstanding compensation to officers (Note 14) and received $20,240 in subscription proceeds.

During the year ended January 31, 2024, MedMelior issued 442,667 common shares and 221,333 share purchase warrants to NCI for gross proceeds of $428,575 that had been received prior to January 31, 2023, of which $72,190 was allocated to liability classified warrants (Note 9(b)).  Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expires on May 23, 2025.

During the year ended January 31, 2023, MedMelior issued 193,333 common shares and 96,667 share purchase warrants to NCI for gross proceeds of $186,148, of which $25,709 was allocated to liability classified warrants (Note 9(b)).  Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expiry date of June 9, 2024.  MedMelior issued 3,500,000 common shares with a fair value of $2,961,835 to a third party for services rendered and received $428,575 in subscription proceeds.

13. Supplemental Cash Flow Disclosures

	January 31, 2025 $	January 31, 2024 $	January 31, 2023 $

Supplemental disclosures:
Interest paid	31,817	-	-

Non-cash investing and financing activities:
Common shares issued for services	-	-	29,737
Common shares of MedMelior issued for services	-	-	2,961,835
Common shares issued for settlement of accounts payable	19,688	-	-
Common shares of MedMelior issued for settlement of amounts due to related parties	284,000	-	-
Brokers’ warrants granted as issue costs for convertible debentures	14,606	-	-
Common shares and share purchase warrants issued for conversion of debentures and accrued interest	702,180	-	493,253
Brokers’ warrants granted as share issue costs	-	45,371	-

32

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

14. Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer.  During the year ended January 31, 2025, compensation of key management and directors of the Company, consisting of salaries, consulting fees, directors’ fees and share-based payments, totaled $2,708,168 (2024 - $1,525,222; 2023 - $1,890,044), of which $1,679,378 were share-based payments related to share purchase options and PSUs (2024 - $465,949; 2023 - $844,130).  During the year ended January 31, 2025:

•	1,700,000 stock options were granted to directors and officers (2024 – 5,595,000; 2023 – 3,400,000),
•	No stock options for officers and directors expired (2024 – 1,480,000; 2023 – 10,000),
•	1,800,000 stock options were granted by MedMelior to directors and officers (2024 – nil; 2023 – nil),
•	1,000,000 stock options of MedMelior for officers and directors expired (2024 – nil; 2023 – nil), and
•	4,875,000 PSUs were granted to directors and officers (2024 – nil; 2023 – nil).

Other Related Party Transactions

At January 31, 2025, the Company owed $1,476,700 to key management and directors (January 31, 2024 - $1,295,199), of which $408,332 bear interest at 8% per annum (January 31, 2024 - $229,781), and accounts payable and accrued liabilities include $nil owed to a former director of MedMelior (January 31, 2024 - $535,880).  During the year ended January 31, 2025, the Company recorded a gain from legal claim of $556,640 (Note 16(d)) within “Settlement and legal provisions, net” in the consolidated statements of loss and comprehensive loss related to this former director of MedMelior (2024 - $nil; 2023 – settlement expense of $42,290).

During the year ended January 31, 2025:

•	The Company issued convertible debentures totaling $100,000 to its Chief Executive Officer in March 2024 (Note 5(c)).
•	$107,904 of accrued advisory fees to directors were forgiven in April 2024.
•	The Company issued 500,000 common shares and 500,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $50,000 pursuant to a non-brokered private placement in June 2024 (Note 8(c)).
•	$125,000 of convertible debentures originally issued to the Company’s Chief Executive Officer in December 2023 were converted into a total of 1,250,000 common shares and 1,250,000 share purchase warrants (Note 6(b)).
•	$100,000 of convertible debentures originally issued to the Company’s Chief Executive Officer in March 2024 were converted into a total of 1,000,000 common shares and 1,000,000 share purchase warrants (Note 6(d)).
•	Outstanding compensation to certain of the Company’s officers totaling $284,000, consisting of $200,000 and $84,000 of outstanding compensation in the Company and MedMelior, respectively, were settled through the issuance of 1,893,333 common shares of MedMelior (Note 12) in July 2024.

33

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

14. Related Party Transactions(continued)

During the year ended January 31, 2024:

•	The Company issued 2,000,000 common shares and 2,000,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $200,000 pursuant to a brokered private placement in March 2023 (Note 8(g)).
•	$469,129 of amounts owing to officers in MedMelior were forgiven in April 2023, which was recorded under “Gain on extinguishment/forgiveness of debts” on the consolidated statements of loss and comprehensive loss.
•	The Company issued 1,000,000 common shares and 1,000,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $100,000 pursuant to a non-brokered private placement in August 2023 (Note 8(j)).
•	The Company issued 1,000,000 common shares and 1,000,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $100,000 pursuant to a non-brokered private placement in December 2023 (Note 8(k)).
•	The Company issued convertible debentures of $125,000 to its Chief Executive Officer in December 2023 (Note 6(b)).

During the year ended January 31, 2023, the Company received subscription proceeds of $74,000 from its Chief Executive Officer (Note 8(o)).

15. Income Tax

The following schedule reconciles the expected income tax expense (recovery) at the Canadian combined federal and provincial statutory rate of 27% (2024 – 27%; 2023 – 27%) to the amounts recognized in the consolidated statements of loss and comprehensive loss:

	January 31, 2025 $	January 31, 2024 $	January 31, 2023 $

Net loss before taxes	(3,621,884)	(2,898,510)	(9,372,772)
Statutory rate	27.00%	27.00%	27.00%

Expected tax recovery	(977,909)	(782,598)	(2,530,648)
Foreign tax rate differences	(51,614)	2,472	5,261
Permanent differences and other	(123,593)	(152,792)	43,932
Share-based payments	551,753	135,071	256,788
Change in deferred tax assets not recognized	601,363	797,847	2,224,667

Income tax expense	-	-	-

The following table summarizes the components of deferred tax:

	2025 $	2024 $

Deferred tax assets:
Financing fees	56,306	15,688

Deferred tax liabilities:
Convertible debentures	(56,306)	(15,688)

Net deferred tax asset (liability)	-	-

34

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

15. Income Tax (continued)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2025 $	2024 $

Tax loss carryforwards – Canada	68,454,560	63,617,570
Tax loss carryforwards - USA	-	513,420
Tax loss carryforwards – Australia	28,460	20,410
Tax loss carryforwards – Hong Kong	81,440	79,790
Intangible assets	13,176,120	13,869,600
Property and equipment	13,440	25,730
Contingent liabilities and tax reserves	382,430	2,606,050
Financing costs	475,960	1,517,840
Capital loss	12,363,360	11,807,140

Total unrecognized deductible temporary differences	94,975,770	94,057,550

Financing fees will be fully amortized in 2029. The remaining unrecognized deferred tax assets will carry forward indefinitely.

The Company’s unrecognized Canadian non-capital income tax losses expire as follows:

Expiry Date	Non-Capital Loss $

2031	118,713
2032	657,883
2034	687,128
2035	1,499,363
2036	4,769,156
2037	1,267,151
2038	1,169,742
2039	4,937,403
2040	11,051,002
2041	9,067,088
2042	13,177,463
2043	10,965,790
2044	4,575,307
2045	4,511,371

68,454,560

16. Commitments and Contingencies

(a)

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his share purchase options until the original expiry dates, issuance of 600,000 share purchase options and an order that the Company not issue further common shares. In December 2023, this claim was settled for $120,000, which was paid in 12 equal monthly instalments from January 1, 2024 to December 1, 2024.

35

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

16. Commitments and Contingencies (continued)

(b)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease. An order for Pivot’s bankruptcy was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering the Company to pay Olymbec $367,428, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages (Note 16(c)). On March 17, 2025, this judgment was registered with the Supreme Court of British Columbia.

(c)

The Company is a guarantor on the Lease (Note 16(b)), which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $382,428 (January 31, 2024 - $1,141,262).

The following table summarizes the continuity of financial guarantee liability:

Financial Guarantee Liability $
Balance, January 31, 2022	1,083,295
Accretion	23,917
Balance, January 31, 2023	1,107,212
Change in carrying value	34,050
Balance, January 31, 2024	1,141,262
Change in carrying value	(758,834)
Balance, January 31, 2025	382,428

Current, January 31, 2025	382,428
Non-current, January 31, 2025	-
Balance, January 31, 2025	382,428

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec.  Pivot is the lessee of the Lease and had not met its Lease liabilities upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (Note 16(b)). In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022, which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022.  During the year ended January 31, 2023, $300,000 of settlement income was recorded in settlements, net on the consolidated statements of loss and comprehensive loss. On June 13, 2022, the Application was withdrawn by the Company.

36

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

16. Commitments and Contingencies (continued)

(d)

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action. On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction. On November 27, 2023, the Federal Court dismissed the claims in their entirety, following which the former director noticed a federal appeal. In November 2024, the former director allowed the time to perfect the federal appeal to lapse. With dismissals by both the State and Federal Courts and the lapse in appeal, the former director’s claims are concluded without any payment or penalties against the Company and MedMelior. During the year ended January 31, 2025, the Company recorded $556,640 as a gain from the legal claim within “Settlement and legal provisions, net” in the consolidated statements of loss and comprehensive loss.

(e)	In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract. In March 2023, this claim was settled for $30,000.

(f)

At January 31, 2025, certain of the Company’s research and development programs, with a total contracted amount of $2.19 million, were in progress of which the Company has paid $1.72 million and a further $0.47 million remains to be paid in future periods.

(g)

At January 31, 2025, there may be a contingent liability related to potential interest or penalties that vendors may charge on the Company’s aged accounts payables. Due to the absence of reliable estimates for this amount, no provisions have been recorded by the Company.

17. Operating Segment

The Company operates in one industry segment, development and commercialization of patented pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

18. Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the consolidated statements of financial position are grouped into three levels of fair value hierarchy. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

37

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

18. Fair Value Measurements (continued)

The carrying values of accounts receivable excluding tax receivables, due to related parties and amounts payable and accrued liabilities approximate the fair values due to the short-term nature of these items. The fair value of the convertible debentures and loans payable is partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at January 31, 2025 and 2024:

	As at January 31, 2025
	Level 1 $	Level 2 $	Level 3 $

Cash	8,180	-	-
Warrant liabilities	-	-	312,936

	As at January 31, 2024
	Level 1 $	Level 2 $	Level 3 $

Cash	37,384	-	-
Warrant liabilities	-	-	279,500

19. Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Australia. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2025, this amounted to $8,180.

(b)	Interest rate risk

Interest rate risk is the risk that fair values or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 20). Accounts payable and accrued liabilities, due to related parties, financial guarantee liability and current portion of loans payable are due within the current operating period.

38

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2025, 2024 and 2023

(Expressed in Canadian dollars)

19. Management of Financial Risk (continued)

The table below summarizes the maturity profile of the Company’s financial liabilities at January 31, 2025:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	4,495,327	-
Due to related parties	1,476,700	-
Financial guarantee liability	382,428	-
Convertible debentures	820,553	-
Loans payable	50,052	49,115
Warrant liabilities	312,936	-

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $169,000.  The Company does not invest in derivatives to mitigate these risks.

20. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented pharmaceuticals and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

21. Events After the Reporting Date

(a)

In March 2025, $50,000 of convertible debentures issued in March 2024 (Note 6(d)) plus accrued interest of $4,233 were converted, pursuant to which the Company issued 542,329 common shares and 542,329 share purchase warrants. In May 2025, $12,493 of accrued interest on convertible debenture issued in March 2024 (Note 6(d)) were converted, pursuant to which the Company issued 129,863 common shares and 129,863 share purchase warrants.

(b)	In April 2025, 250,000 share purchase warrants issued in March 2025 by the Company (Note 21(a)) were exercised for gross proceeds of $25,000.

(c)	In April 2025, 200,000 stock options, with exercise price of $0.08 and maturity date of April 7, 2027, were granted to an advisor by the Company.

(d)	On April 30, 2025, the Company issued 14,999,303 common shares pursuant to the settlement of accounts payable and amounts due to officers and directors totaling $1,499,930.

39